UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934
Twin Disc, Incorporated
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
901476101
(CUSIP Number)
Ephraim Fields, Managing Member
Clarus Capital Group Management LP
237 Park Ave., Suite 900
New York, NY 10017
(212)-808-7330
(Name, address and Telephone Number of Person Authorized to Receive Notices
and Communications)
September 24, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remained of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	901476101	Page	2	of	7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CLARUS CAPITAL GROUP MANAGEMENT LP 20-8098367

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		242,834

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,272

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		298,106

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	298,106

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON

	IA, PN

SCHEDULE 13D

CUSIP No.	901476101	Page	3	of	8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPHRAIM FIELDS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		242,834 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,272

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		298,106 (1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

298,106 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) The general partner to Clarus Capital Group Management LP is Clarus Capital Management, LLC. Ephraim Fields is the managing member of Clarus Capital Management, LLC and as such controls Clarus Capital Group Management LP. As such, Mr. Fields may be deemed to have beneficial ownership of the 298,106 shares of Common Stock held by the clients of Clarus Capital Group Management LP.

          This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed on September 11, 2007 and is being filed on behalf of Clarus Capital Group Management LP. and Ephraim Fields. and relates to the common stock, no par value (“Common Stock”), of Twin Disc Incorporated, a Wisconsin corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1328 Racine Street, Racine, Wisconsin 53403.
ITEM 4. PURPOSE OF TRANSACTION
     Item 4 of the Schedule 13D is hereby amended by adding the following thereto:
     On September 24, 2007, Clarus sent a letter to the Chairman of the Board of the the Issuer which is briefly summarized below. The letter states that the press release issued by the Issuer on September 12, 2007 contained certain statements which Clarus believes are highly misleading and appear to be an attempt to distract shareholders from concerns that the Issuer is not being run in the best long-term interests of its shareholders. Clarus notes that it has been an investor in the Issuer for over three years so any implication that it is short-term oriented is unfounded. Clarus suggests the company utilize a more appropriate amount of debt and repurchase additional shares since it would provide long-term benefits to shareholders in the form of E.P.S. accretion and points out that over the past three months Clarus has been a net buyer, not seller of Common Stock, unlike certain Board Members who have been selling their Common Stock. Considering these Board Members continue to sell their already limited ownership of Common Stock, Clarus wonders if these directors are truly motivated to act in the best interests of all shareholders. Clarus also notes that the Issuer’s stock price is currently trading almost 15% lower than it was when the Board announced a stock buyback on the morning of July 31, 2007. As a result, Clarus wonders if the Board believes the Issuer’s stock is even more undervalued today than it was in July 2007. Clarus also notes that some observers question the desire of the company’s CEO to truly maximize shareholder value. These observers suspect that since he has already amassed significant personal wealth that the CEO may be more interested in keeping the Issuer as a family run business with the hope that his son, who is a company employee and Board Member, will some day run the company. Clarus is asking the Board to seek the advice of a reputable investment bank on how to enhance shareholder value because Clarus believes the Common Stock has been undervalued for some time and that there are parties who are interested in acquiring the Issuer at a significant premium to its current price. Considering such advice can be obtained without disrupting the company’s operations and at a relatively minimal expense, Clarus wonders why the Board would hesitate to obtain such advice from an unbiased party. Clarus points out that it is the Issuer’s third largest shareholder, and that it has been a shareholder for several years and it owns significantly more stock than do all of the company’s independent Board directors combined. Clarus points out that it does not have any relatives working at the company, so it should be clear that Clarus, more than virtually anyone else, is incentivized to ensure that the Issuer is being operated in the best long-term interests of all shareholders.
     A copy of the letter is attached to this Schedule 13D (Amendment No. 1) as an exhibit and incorporated herein by reference in its entirety.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
          Exhibit A: Letter to the Issuer, dated as of September 24, 2007

SIGNATURES
          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 25, 2007

CLARUS CAPITAL GROUP MANAGEMENT LP
By:	/s/ Ephraim Fields
	Name:	Ephraim Fields
	Title:	Managing Member

EPHRAIM FIELDS
By:	/s/ Ephraim Fields